Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

December 29, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Old Westbury Funds, Inc. (the “Corporation”)
Post-Effective Amendment No. 37 under the
Securities Act of 1933 and Amendment No. 38 under the
Investment Company Act of 1940
File Nos. 033-66528 and 811-07912

Ladies and Gentlemen:

          The Corporation is transmitting electronically for filing pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) the Corporation’s Post-Effective Amendment No. 37 under the 1933 Act to its Registration Statement on Form N-1A (Amendment No. 38 under the 1940 Act). The Corporation is filing this Post-Effective Amendment for the purpose of incorporating material changes to the principal investment strategies and policies of the series of the Corporation.

          If you have any questions or comments concerning this filing, please contact Marticha L. Cary at (202) 346-4026 or me at (202) 346-4515.

Very truly yours,

/s/ Robert M. Kurucza

Robert M. Kurucza